

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2025

Joe Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave., Suite 250
Bainbridge Island, Washington

> **Re: Banzai International, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 30, 2025**
> **File No. 333-289099**

Dear Joe Davy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rachael Schmierer